SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to rule 13a-16 or 15d-16 of

the securities exchange act of 1934

For the month of February 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Minutes of the 624th Meeting of the Board of Directors Held on January 22, 2015

2.	Summary of Principal Decisions of the 625th Meeting of the Board of Directors Held on February 11, 2015

3.	Convocation Dated February 11, 2015: Extraordinary General Meeting

4.	Presentation: Cemig’s new management

5.	Market Announcement Dated February 24, 2015: Final arbitrated value for annual salary increase of November 2012

6.	Market Announcement Dated February 24, 2015: Statement on media reports of financing transactions

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: February 27, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 624TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 22, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

MINUTES

OF THE

624TH MEETING

Date, time and place:	January 22, 2015 at 6 p.m., at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	The proposal by the board member José Pais Rangel, to elect:

–	as Chair of the Board of Directors, the board member

José Afonso Bicalho Beltrão da Silva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870–SSP/MG, and CPF 098044046-72;

–	and as Vice-Chair of the Board of Directors, the board member

Mauro Borges Lemos	– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at Condomínio Estância Jardim Botânico, CJF, CSIII, CEP 71680-365, Identity Card M992314-SSP/MG and CPF 316720516-49 –

–	to serve the remainder of the present term of office, that is to say until the Annual General Meeting of 2016.

b)	The proposal by the Chair on the composition of the Company’s Executive Board, as follows:

1)	That certain of the present executive officers should not remain in their posts, namely:

Chief Executive Officer:

Deputy CEO:

Chief Trading Officer:

Chief Officer for the Gas Division:

Chief Generation and Transmission Officer:

Chief Corporate Management Officer:

Chief Counsel:

Chief Institutional Relations and Communication Officer:

Djalma Bastos de Morais;

Arlindo Porto Neto;

José Raimundo Dias Fonseca;

Mr. José Carlos de Mattos;

Luiz Henrique de Castro Carvalho;

Mr. Frederico Pacheco de Medeiros;

Maria Celeste Morais Guimarães;

Luiz Henrique Michalick.

2)	That the Chief Finance and Investor Relations Officer,

Mr. Luiz Fernando Rolla	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, bearer of Identity Card MG-1389219-SSP/MG and CPF 195805686-34;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

leaving his present post, should be appointed Chief Institutional Relations and Communication Officer, to serve the remainder of the present period of office, that is to say until the Annual General Meeting to be held in 2015.

3)	Election:

–	as Chief Executive Officer: Mr. Mauro Borges Lemos, described above; and

–	as Deputy Chief Executive Officer:

Mr. Mateus de Moura Lima Gomes	– Brazilian divorced, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Groelândia 395/603, Sion, CEP 30320-060, bearer of identity card M8876108-SSP/MG and CPF 037285936-48;

–	as Chief Trading Officer:

Mr. Evandro Leite Vasconcelos	– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Manoel Couto 365, Cidade Jardim, CEP 30380-080, bearer of Identity Card 29657-CREA-MG e CPF 251704146-68;

–	as Chief Finance and Investor Relations Officer:

Mr. Fabiano Maia Pereira	– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at SQN 109, Bloco I, Ap. 306, Asa Norte, CEP 70752-090, bearer of Identity Card 098405244-IFP/RJ and CPF 027583306-28;

–	as Chief Officer for the Gas Division:

Mr. Eduardo Lima Andrade Ferreira	– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Correas 281/701, Sion, CEP 30315-340, bearer of Identity Card MG10738632-SSP/MG and CPF 048415486-96;

–	as Chief Generation and Transmission Officer:

Mr. Franklin Moreira Gonçalves	– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG5540831-SSP/MG and CPF 754988556-72;

–	as Chief Corporate Management Officer:

Mr. Márcio Lúcio Serrano	– Brazilian, married, doctor, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Romão 505/401, São Pedro, CEP 30330-120, bearer of Identity Card M575778-SSP/MG and CPF 110906186-20;

–	and as Chief Counsel:

Mr. Raul Lycurgo Leite:	– Brazilian, married, lawyer, resident and domiciled in Brasília, Federal District, at SHIS QI 21, Conjunto 07, Casa 18, Lago Sul, CEP 71655-270, bearer of Identity Card 1288658-SSP/DF and CPF 658219551-49;

–	these also to serve the remainder of the period of office of the present members of the Executive Board, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of stockholders to be held in 2015.

c)	Appointment of the following persons as members of the Board of Directors of Companhia de Gás de Minas Gerais (Gasmig):

1)	as sitting members:

Mauro Borges Lemos,	Eduardo Lima Andrade Ferreira,	Antônio Carlos Ramos Pereira,
Eduardo Almeida Guedes,	Francisco Eduardo Moreira,	Rodrigo Toledo Alves da Costa, and
Rodrigo Botelho Campos;

–	and as substitute members:

Alexandre Pedercini Issa,	Aline Bracks Ferreira,	Guilherme Rodrigues de Paula Chiari,
João Paulo Dionísio Campos,	José de Araújo Lins Neto,	Lilian Cristina Ferreira Batista,
Paulo Roberto de Brito Mosqueira	and	Samy Kopit Moscovitch;

to serve the remainder of the present period of office of two years, that is to say until the Annual General Meeting of 2016, or until duly elected successors are sworn in; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	– the Chief Officer of the Gas Division, Eduardo Lima Andrade Ferreira, to serve simultaneously and without remuneration as Chief Executive Officer of Gasmig, to complete the present period of office of two years, that is to say until the first meeting of the Board of Directors after the AGM of 2016, or until a duly elected successor is sworn in.

d)	The minutes of this meeting.

III	The Chair and the Vice-Chair of this Board declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais

IV	The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Mauro Borges Lemos
Deputy CEO:	Mateus de Moura Lima Gomes
Chief Trading Officer:	Evandro Leite Vasconcelos
Chief Business Development Officer:	Fernando Henrique Schüffner Neto
Chief Distribution and Sales Officer:	Ricardo José Charbel
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira
Chief Officer for the Gas Division:	Eduardo Lima Andrade Ferreira
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	Márcio Lúcio Serrano
Chief Counsel:	Raul Lycurgo Leite
Chief Institutional Relations and Communication Officer:	Luiz Fernando Rolla

V	The Chair stated that the Executive Officers elected have declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of Cemig, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI	Comment: The Chair and the Secretary spoke on matters of interest to the Company.

The following were present:

Board members:

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Afonso Bicalho Beltrão da Silva,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Mauro Borges Lemos,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Tarcísio Augusto Carneiro,

Ana Silvia Corso Matte,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF PRINCIPAL DECISIONS OF THE 625TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 11, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 11, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 625th meeting, held on February 11, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1	Restructuring of Cemig Capim Branco S.A. and orientation of vote in extraordinary General Meetings of Stockholders of Cemig GT and of Cemig Capim Branco Energia S.A.

2	Convocation of an Extraordinary General Meeting of Stockholders, to be held on February 27, 2015 at 11 a.m., to deal with the restructuring of Cemig Capim Branco S.A.

3	Changes in the composition of the Committees of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. CONVOCATION DATED FEBRUARY 11, 2015: EXTRAORDINARY GENERAL MEETING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 27, 2015 at 11 a.m., at the company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1.	Ratification of the appointment of the three experts to provide valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco Energia S.A. (‘Capim Branco’).

2.	Approval of the Valuation Opinion providing the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

3.	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A., and subsequent dissolution of Capim Branco.

4.	Orientation of vote of the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT, in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, so as to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

b)	ratification of the appointment of the three experts to provide a valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco;

c)	approval of the Valuation Opinion giving the valuation of the Stockholders’ equity of Capim Branco, at book value, on base-date January 31, 2015, as referred to in the previous item;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT;

e)	authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved;

f)	authorization for Cemig GT to be successor of Capim Branco, in all its rights and obligations, entirely and for all purposes of law;

g)	authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by February 25, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Avenida Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, February 11, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING

OF STOCKHOLDERS

TO BE HELD ON

FEBRUARY 27, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig)

– Whereas:

a)	on December 19, 2013, Cemig Geração e Transmissão S.A. (Cemig GT) and Vale S.A. (Vale) entered into the following legal instruments:

1)	the Share purchase and sale agreement (‘the Share Purchase Agreement) between Vale, as vendor, and Cemig GT, as purchaser, with Vale Geração Norte S.A. as consenting party, the purpose of which is the acquisition by Cemig GT of up to 49% of the total and voting capital of Vale Geração Norte S.A., now named Aliança Norte Energia Participações S.A. (‘the Acquisition’), which owns an equity interest in Norte Energia S.A. (‘Norte Energia’), holder of the concession for the Belo Monte Hydroelectric Plant; and,

2)	the Preliminary Association Agreement (the ‘Preliminary Agreement’), between Vale and Cemig GT with Companhia Energética de Minas Gerais—Cemig and Vale Geração de Energia S.A. as consenting parties, providing for contribution to Vale Geração de Energia S.A. of the Assets of Vale (the ‘Vale Assets’), valued at R$ 2,481 million, in currency of January 1, 2014, and the assets of Cemig GT, with value of R$ 2,030 million, also in currency of January 1, 2014, both valuations being in accordance with an economic/financial valuation prepared by Bradesco BBI, corresponding to final share ownerships, in Vale Geração Energia S.A., of 55% by Vale and 45% by Cemig GT (‘the Association’), the transaction having been authorized by the Board of Directors of Cemig and Cemig GT;

b)	the formal company name of Vale Geração de Energia S.A. has been changed to Aliança Geração de Energia S.A. – Aliança, an unlisted company held by shares constituted in accordance with the laws of the Federal Republic of Brazil, with head office at Rua Sapucaí 383, 4th Floor, Suite 405, Bairro Floresta, 30150-904 Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 12.009.135/0001-05;

c)	under Clause 16.1 of the Preliminary Agreement, the Parties would sign the Final Association Agreement (‘the Final Agreement’) within 90 (ninety) calendar days from the signature of the Preliminary Agreement;

d)	on March 17, 2014, the Parties signed the First Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 90 (ninety) to 180 (one hundred and eighty) days;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	on June 17, 2014 the Parties signed the Second Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 180 (one hundred and eight) days to 240 (two hundred and forty) days, that is to say until August 16, 2014;

f)	on August 5, 2014, Cemig GT and Vale signed a Final Association Agreement, governing, among other matters, the entry of Cemig GT into the Share Capital of Aliança, by subscription of 98,029 (ninety eight thousand twenty nine) nominal common shares without par value;

g)	Cemig GT then held 45% in the voting and total share capital of Aliança, while Vale held 55%;

h)	the Final Agreement states that the total incorporation of Cemig Capim Branco Energia S.A. (Capim Branco) by Cemig GT is a prior condition for the closing of the association transaction, since the direct and indirect equity interest held by Cemig in the Capim Branco Consortium is one of the assets to be subscribed by Cemig GT into Aliança;

i)	by the Closing Date, Capim Branco will be totally absorbed by Cemig GT, which absorption will result in the transfer to Cemig GT of the direct and indirect equity interests held, on today’s date, by Capim Branco, equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Projects (previously the Capim Branco I and II Hydroelectric Projects), since (a) Capim Branco holds 21.05% of the Amador Aguiar I and II projects, and (b) Capim Branco holds 30.3030% of the share capital of Epícares which, in turn, holds 17.8947% of the Amador Aguiar I and II hydroelectric plants;

j)	the National Electricity Agency (Aneel) has approved the transfer to Aliança of the interests held by Capim Branco, by Vale and by Epícares in the shared concession of the Amador Aguiar I and Amador Aguiar II hydroelectric projects (the Capim Branco Consortium), through Aneel Authorizing Resolution 4954/2014 of November 25, 2014, published in the federal Official Gazette of December 5, 2014;

k)	Cemig GT and Capim Branco will sign the Protocol of Absorption and Justification, in the form specified by Law 6404/1976, specifying the terms and conditions that will govern the incorporation of Capim Branco by Cemig GT;

l)	by the absorption, Capim Branco will be absorbed by Cemig GT and Cemig GT will succeed it in all its rights and obligations;

m)	On December 11, 2014 the Board of Directors of the Company decided to submit to an Extraordinary General Meeting of Stockholders a proposal as follows:

a)	authorization to enter into the Protocol of Absorption and Justification, with Cemig Capim Branco Energia S.A. (‘Capim Branco’), which will specify the terms and conditions that will govern the absorption of Capim Branco by this Company;

b)	ratification of the appointment of 3 (three) technical experts, namely Mr. Flávio de Almeida Araújo, CRC/MG 86.861; Mr. Leonardo Felipe Mesquita, CRC/MG 85.260; and Mr. Leonardo George de Magalhães CRC/MG 53.140, to value the Stockholders’ equity of Capim Branco, in accordance with and for the purposes of Article 8 of Law 6404.1976;

c)	approval of the Opinion valuing the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with item ‘b’ above;

d)	authorization, verification and approval of an increase in the share capital of Cemig GT

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value, to an amount equivalent to the present share capital plus the amount to be stated by the Valuation Opinion valuing the Stockholders’ equity of Capim Branco;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

n)	an Extraordinary General Meeting of Stockholders was called to be held on December 29, 2014, to decide on the matters submitted by the Board of Directors, as described in sub clause ‘m’ above;

o)	on December 29, 2014 consent had not been obtained from the Brazilian Development Bank (BNDES) for participation of Cemig GT in the share capital of Aliança Norte Energia Participações S.A., and this consent was one of the conditions precedent for the Acquisition;

p)	conclusion of the acquisition is a condition precedent for conclusion of the Association;

q)	the absorption of Capim Branco by Cemig GT on December 29, 2014, without the immediate subscription of those assets into Aliança, would necessarily require assignment of the current contracts in effect in Capim Branco to Cemig GT, in compliance with the consent of the National Electricity Agency (Aneel) which deals with the direct transfer of the contracts of Capim Branco to Aliança;

r)	in the Extraordinary General Meeting of Stockholders held on December 29, 2014, the stockholders decided to withdraw the matter from the agenda of the meeting, for a later convocation of the stockholders, with an updated Valuation Opinion;

s)	Cemig GT and Vale wish to waive the condition precedent referring to the Acquisition for conclusion of the Association;

t)	the Valuation Opinion valuing the Stockholders’ equity of Capim Branco, on base-date January 31, 2015, indicates that, at the book value found in accordance with sub-clause (b) of item (m) above, the increase in the share capital of Cemig GT would be:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

with	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to the following:

“Article	5 The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

u)	for the absorption of Capim Branco by Cemig GT, it was necessary that Cemig, Cemig GT and Capim Branco should hold new Extraordinary General Meetings of Stockholders;

v)	it is the function of the Board of Directors to submit the proposal to General Meetings of Stockholders to be considered by the stockholders;

w)	the matter has been examined by the Legal Department;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– now proposes to you as follows:

1)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, to value, in the terms of and for the purposes of Article 8 of Law 6404/1976, the Stockholders’ equity of Cemig Capim Branco Energia S.A. – Capim Branco.

2)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, with base date January 31, 2015, as per the previous item.

3)	Authorization for Capim Branco to be absorbed by Cemig Geração e Transmissão S.A. – Cemig GT, and then, consequently, to be dissolved.

4)	Orientation of vote by the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT in favor of:

a)	Authorization to sign the Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, in the terms of and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, for base date January 31, 2015, as referred to in the previous item.

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented by	2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without issuance of new shares,

represented by	2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to the following:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“Article	5 The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently, as a consequence, dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

As can be seen, the objective of this proposal is to meet the legitimate interests of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholder.

Belo Horizonte, February 11, 2015

José Afonso Bicalho Beltrão da Silva	Eduardo Borges de Andrade
Mauro Borges Lemos	Otávio Marques de Azevedo
Allan Kardec de Melo Ferreira	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Helvécio Miranda Magalhães Junior	José Pais Rangel
Marco Antônio de Rezende Teixeira	Carlos Fernando da Silveira Vianna
Marco Antônio Soares da Cunha Castello Branco	Newton Brandão Ferraz Ramos
Guy Maria Villela Paschoal

Appendices

Appendix 1 – Valuation Opinion

Appendix 2 – Opinion of the Audit Board

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EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

February 27, 2015

Appendix 1

Cemig Capim Branco Energia S.A.

Valuation Opinion based on the books of account in Brazil of Cemig Capim Branco Energia S.A on January 31, 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Valuation Opinion on the Stockholders’ Equity of Cemig Capim Branco

To the Management of

Companhia Energética de Minas Gerais

Av. Barbacena 1200, 12th Floor

Belo Horizonte, Minas Gerais

In accordance with the provisions of §1 and §6 of Article 8 of Law 6404/76, the Management of Companhia Energética de Minas Gerais appointed, in a General Meeting of Stockholders, three expert specialists to prepare a Valuation Opinion on the equity value of Cemig Capim Branco Energia S.A., at book value.

Details of the technical experts responsible

Mr. Flávio de Almeida Araújo, Accountant, registered in the Regional Accounting Council (CRC) of Minas Gerais State under Nº CRC/MG 86.861; Leonardo Felipe Mesquita, Accountant, registered in the CRC of Minas Gerais State under Nº CRC/MG 85.260; and Leonardo George de Magalhães, Accountant, registered in the CRC of Minas Gerais State under Nº CRC/MG 53.140, in accordance with accounting practices adopted in Brazil, hereby present the result of their work.

Objective of the valuation

The purpose of the valuation of the Stockholders’ Equity, at book value, of Cemig Capim Branco Energia S.A. (‘Cemig Capim Branco’) on January 31, 2015 is to measure the value of this investment now held by Companhia Energética de Minas Gerais (‘Cemig’), for transfer, by absorption, to Cemig Geração e Transmissão S.A. (‘Cemig GT’), with increase in the share capital of Cemig GT. This document will thus be part of the protocol of absorption of Cemig Capim Branco by Cemig GT, as determined by Sub-items III and V of Article 224 of Law 6404/76.

Management’s responsibility for the accounting information

The management of Cemig Capim Branco Energia S.A is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and also for the material internal controls that it has decided are necessary to enable the said accounting information to be prepared in a manner that is free of material distortion, whether caused by fraud or error.

Scope of the Work and responsibility of the appointed technical experts

Our responsibility is to express a conclusion about the book value of the Stockholders’ Equity of Cemig Capim Branco Energia S.A. on January 30, 2015, based on its balance sheet, raised on this date.

1	Confidential

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Stockholders’ Equity of Cemig Capim Branco

The elements directly related to the measurement of the equity and financial position of a company are the assets, the liabilities and the stockholders’ equity. The latter represents the ‘remaining interest in the assets of the entity after all of its liabilities have been deducted’, this being the definition under CPC 00 (R1) – Conceptual Structure for Preparation and Publication of an Accounting and Financial Report (Estrutura Conceitual para Elaboração e Divulgação de Relatório Contábil-Financeiro).

Valuation of the investment ‘Cemig Capim Branco Energia S.A.’, within Cemig

The criteria for valuation of an Investment in Affiliates and Subsidiaries are given by Article 248 of Law 6404/76. In the Company’s Statement of financial position (Balance sheet), these investments are valued by the equity method, in accordance with the following rules:

I—	The value of the Stockholders’ equity of the affiliated company or subsidiary shall be determined based on a balance sheet or interim balance sheet raised, obeying the rules of the said Law.

II—	The value of the investment will be determined through application, to the value of the Stockholders’ Equity referred to in the previous sub-item, of a percentage equal to the Company’s percentage interest in the share capital of the affiliated entity or subsidiary.

Since Cemig Capim Branco Energia S.A is a subsidiary of Cemig, the equity method is applied, as follows:

Date	Stockholders’ Equity, Cemig Capim Branco		Percentage interest	Cemig investment
January 31, 2015	R$	137,710,409.94	100.00	R$	137,710,409.94

2	Confidential

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Conclusion

Based on the work carried out, we have concluded that the value of R$ 137,710,409.94 (one hundred thirty seven million, seven hundred ten thousand, four hundred and nine Reais and ninety four centavos), represents, in all material aspects, the Stockholders’ Equity of Cemig Capim Branco indicated at the end of this Opinion, this valuation having been made in accordance with accounting practices adopted in Brazil, extracted from the Statement of financial position (Balance sheet) raised on January 31, 2015 and recorded in its books of account.

Applying the equity method specified by the legislation, the total value of the investment ‘Cemig Capim Branco Energia S.A’, recorded in the books of account of the investor Cemig, on January 31, 2015, is identical to the Stockholders’ Equity of the investee.

It should be pointed out that the above amounts are reviewed quarterly by an independent auditing firm, and coincide with the accounting records of Cemig in the SAP ECC transaction system. Thus, the value of the investment to be transferred to Cemig GT is R$ 137,710,409.94, detailed in the Statement of Financial Position below:

SUMMARY STATEMENT OF FINANCIAL POSITION CEMIG CAPIM BRANCO
Assets		Liabilities
Total, Current	49,010,342.90	Total, Current	42,153,345.62
Total, Non-current	140,437,169.67	Total, Non-current	9,583,757.01
		Total Stockholders’ equity	137,710,409.94
Total assets	189,447,512.57	Total of liabilities and stockholders’ equity	189,447,512.57

Belo Horizonte, February 6, 2015.

CRC/MG 86.861	CRC/MG 85.260	CRC/MG 53.140

3	Confidential

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

February 27, 2015

Appendix 2

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on February 27, 2015, which is for the following:

1	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

2	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base-date January 31, 2015, as referred to in the previous item.

3	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A. (‘Cemig GT’), and subsequent dissolution of Capim Branco;

4	Orientation of vote of the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, so as to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to the following:

“Article5	The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, February 11, 2015.

Signed:

Aristóteles Luiz Menezes Vasconcellos Drummond	Bruno Gonçalves Siqueira
Lauro Sander	Aliomar Silva Lima
Ari Barcelos da Silva	Salvador José Cardoso de Siqueira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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4. PRESENTATION: CEMIG’S NEW MANAGEMENT

CEMIG
Cemig’s new management
Mauro Borges Lemos
Chief Executive Officer
February 2015

The Governor of the State of Minas Gerais, Mr. Fernando Pimentel, in his speech at the appointment ceremony of the new Executive Board, gave the following brief description of the guidelines that will orient Cemig’s activity in the coming years:
“There will be full support from the Government of Minas Gerais State for our primary objective, which is to reconcile the legitimate interest of stockholders, productivity, profits and development with the very legitimate interests of the employees – safe working conditions and appropriate salaries – and the interests of consumers in efficiency and quality.”
“There is no contradiction between seeking to provide for the legitimate desires of the stockholder, and reconciling them with the expectations of consumers and employees. This is Cemig’s great challenge, and I believe it is the great challenge for any company that has both the State and legitimate private interests as stockholders. It is a challenge which I am certain both the Board of Directors and the Executive Board will know how to judge.

Appointments to the Board of Directors follow the criteria of capability and dedication of effort to the growth of the company that is planned for the coming years.
Ensuring that best corporate governance practices are employed so that decisions are taken with the maximum transparency, information and preparation.
Intensive use of the skills of the members of the Board of Directors through committees dealing with all aspects of management of the Cemig Group.
Priority for the long term strategy, with updating of the Long-Term Strategic Plan in view of the new scenario for the economy and for energy.
Enable wide-ranging action able to achieve objectives in state-wide, nationwide and international integration of the electricity sector.

Dividend policy that meets the needs of stockholders and the need for growth to guarantee the market share of a company of its size.
Appropriate selection of investments based on: the strategy; the composition of the portfolio of businesses, with focus on electricity; and returns compatible with the risk associated with each business.
Operational strategy that meets the criteria for efficiency and quality, with moderate costs that are compatible with best global and Brazilian practices. Compliance with the regulatory requirements will be priority for businesses that are regulated.
Financing structure that is compatible with investment, preserving credit quality and access to the investor market. Partnership with investors is vital for Cemig to accelerate its growth.
Best practices in management of people to ensure the level of qualification and skills of the body of employees – who are the motors of growth.

Clearly the greatest priority in the short term is appropriate handling of the dispute on extension of the concession contracts for the Jaguara, São Simão and Miranda plants. The difficulties are many, but we will seek the best solution for the legal dispute through negotiation with the federal government.
The imbalances between the various sectors exacerbated by the hydrological crisis cannot be allowed to have consequences that prevent the growth of companies, nor meeting of the growth in demand. It will be necessary to remove obstacles to investments in new projects that are vital for Brazil’s economic growth. We will work proactively to seek solutions with the entities of the sector and the federal authorities.
We have viable alternatives for growth, making use of the opportunities that the sector in crisis offers, as well as those that already represent vigorous growth sectors, such as natural gas, and generation from renewable sources.

The Executive Board: integrated and active
Chief
Executive Officer
MAURO BORGES LEMOS
Deputy CEO
Mateus de Moura Lima Gomes
Chief Officer for the Gas Division
Eduardo Lima Andrade Ferreira
Chief Counsel
Raul Lycurgo Leite
Chief Officer for Institutional Relations and Communication
Luiz Fernando Rolla
Chief Corporate Management Officer
Márcio Lúcio Serrano
Chief Finance and Investor Relations Officer
Fabiano Maia Pereira
Chief Business Development Officer
Fernando Henrique Schüffner Neto
Chief Distribution and Sales Officer
Ricardo José Charbel
Chief Generation and Transmission Officer
Franklin Moreira Gonçalves
Chief Trading Officer
Evandro Leite Vasconcelos
(Cemig department titles:)
DVP
DGA
DJR
DRC
DGE
DFN
DDN
DDC
DGT
DCM

Brazil’s Best Energy
Investor Relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

5. MARKET ANNOUNCEMENT DATED FEBRUARY 24, 2015: FINAL ARBITRATED VALUE FOR ANNUAL SALARY INCREASE OF NOVEMBER 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Final arbitrated value for annual salary increase of November 2012

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

On February 23, 2015 Brazil’s Higher Appeal Court for Employment Law issued final confirmation, subject to no further appeal, of judgment on the 2012 Annual Collective Salary Adjustment for Cemig’s employees.

The decision awards the employees an increase in salary of 3%, backdated to November 1, 2012.

In value of December 31, 2014, the award represents a total payment of approximately R$ 127 million.

Belo Horizonte, February 24, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED FEBRUARY 24, 2015: STATEMENT ON MEDIA REPORTS OF FINANCING TRANSACTIONS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Financings transactions: in the normal course of business

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Recent media reports have stated that Cemig is considering a transaction to raise funding in the financial market.

Cemig reiterates that it is at all times considering transactions for financing in the normal course of business, as part of its standard financial management practice.

Cemig remains committed to timely publication of all and any material information.

Belo Horizonte, February 24, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.